Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 6/28/22	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MEMX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   111 Town Square Place, Suite 520, Jersey City, NJ, 07310

22001150

3. Provide the applicant's mailing address (if different):

Text

4. Provide the applicant's business telephone and facsimile number:
   201-331-7900 (Telephone) 201-331-7904 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner (Name) Chief Executive Officer (Title) 201-331-7902 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Anders Franzon, General Counsel
   111 Town Square Place, Suite 520
   Jersey City, NJ 07310
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 10/03/18 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 6/28/22 (MM/DD/YY) MEMX LLC (Name of applicant)

By: */s/ Anders Franzon* (Signature) Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ______________________ (Notary Public)

My Commission expires _______________ County of __________________ State of _________________________

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without a notarization.

MEMX LLC
Date of Filing/Accurate as of: June 28, 2022

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>MEMX Holdings LLC</u>

1. *Name:* MEMX Holdings LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 6, 2018, and amended and restated on January 22, 2019.

MEMX LLC
Date of Filing/Accurate as of: June 28, 2022

4. *Brief description of nature and extent of affiliation*: MEMX LLC is a subsidiary of MEMX Holdings LLC. MEMX Holdings LLC directly holds 99.5% of the equity of MEMX LLC and indirectly holds the other 0.5% of the equity of MEMX LLC through its 100% ownership of MEMX SubCo LLC.

5. *Brief description of business or functions:* MEMX Holdings LLC is a holding company which directly holds 99.5% of the equity of MEMX LLC, 99.5% of MEMX Execution Services LLC, 100% of the equity of MEMX SubCo LLC (which owns 0.5% of MEMX LLC and 0.5% of MEMX Execution Services LLC) and 100% of MEMX Technologies LLC. MEMX Holdings LLC will be the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* The Exchange maintains the current Certificate of Formation of MEMX Holdings LLC, including all amendments, at https://info.memxtrading.com/governance/. These documents are accurate as of the date of this filing.

8. *A copy of existing by-laws or corresponding rules or instruments:* The Exchange maintains the current Limited Liability Company Agreement of MEMX Holdings LLC at https://info.memxtrading.com/governance/. This document is accurate as of the date of this filing.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Directors and Observers of MEMX Holdings LLC.

The following persons are the directors of MEMX Holdings LLC:

Directors and Alternate Directors

CEO Director: Jonathan Kellner

Nominating Member Directors:

Nominating Member	**Director Name**	**Alternate Director Name**
Banc of America Strategic Investments Corporation	Pankil Patel	Mitsu Narang
BLK SMI, LLC	Hubert De Jesus	Samara Cohen

MEMX LLC
Date of Filing/Accurate as of: June 28, 2022

Citadel Securities Principal Investments LLC	Jamil Nazarali (Chairman)	Donnie Phillips
Citicorp North America, Inc.	Peter Lambrakis	Michael McGlone
FMR LLC	Derrick Chan	Chris Gwozdz
Goldman Sachs PSI Global Holdings, LLC	Raj Mahajan	Marianna Lopert-Schaye
Jane Street Group, LLC	Brian Nigito	Andrew Upward
JPMC Strategic Investments I Corporation	Christopher Berthe	Matthew Cramer
The Charles Schwab Corporation	Jeffrey Starr	Jason Clague
Strategic Investments I, Inc.	Zheng Wang	Christopher Larkin
UBS Americas Inc.	Todd Lopez	Hyder Jaffrey
Virtu Investments, LLC	Douglas Cifu	Andrew Smith
Wells Fargo Central Pacific Holdings, Inc.	Jorge Lopez-Aranda	Niall O’Brien

Officers of MEMX Holdings LLC

The following persons are the officers of MEMX Holdings LLC:

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	2/27/2019	
Chief Financial Officer	Louise Curbishley	11/25/2019	
Chief Operating Officer	Thomas Fay	6/3/2019	
Chief Technology Officer	Dominick Paniscotti	6/3/2019	
Chief People Officer	Lindsay Gilliam	7/1/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	

Committees of MEMX Holdings LLC

(1) Finance and Audit Committee of MEMX Holdings LLC

MEMX LLC
Date of Filing/Accurate as of: June 28, 2022

The following persons are members of the Finance and Audit Committee of MEMX Holdings LLC:

Zheng Wang, Chair
Mitsu Narang
Matthew Cramer

(2) Technology and Operations Committee of MEMX Holdings LLC

The following persons are members of the Technology and Operations Committee of MEMX Holdings LLC:

Andrew Smith, Chair
Brian Nigito
Donnie Phillips

(3) Compensation Committee of MEMX Holdings LLC

The following persons are members of the Compensation Committee of MEMX Holdings LLC:

Doug Cifu, Chair
Jamil Nazarali
Zheng Wang

(4) Governance, Legal and Regulatory Committee of MEMX Holdings LLC

The following persons are members of the Governance, Legal and Regulatory Committee of MEMX Holdings LLC:

Jamil Nazarali, Chair
Jorge Lopez-Aranda

(5) Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Market Structure Committee of MEMX Holdings LLC:

Hubert De Jesus, Chair
Christopher Berthe
Derrick Chan
Christopher Larkin
Todd Lopez
Raj Mahajan
Jamil Nazarali

Brian Nigito
Niall O'Brien
Pankil Patel
Andrew Smith
Jeffrey Starr

(6) Strategy Committee of MEMX Holdings LLC

The following persons are members of the Strategy Committee of MEMX Holdings LLC:

Christopher Larkin
Jamil Nazarali
Donnie Phillips
Andrew Smith
Zheng Wang

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MEMX SubCo LLC

1. *Name*: MEMX SubCo LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019

4. *Brief description of nature and extent of affiliation*: MEMX SubCo LLC directly owns 0.5% of the equity of MEMX LLC. In addition, MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC, which directly holds 99.5% of the equity of MEMX LLC.

5. *Brief description of business or functions*: MEMX SubCo LLC holds 0.5% interests in MEMX LLC and MEMX Execution Services LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-3 is the Certificate of Formation of MEMX SubCo LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-4 is the Amended and Restated Limited Liability Company Agreement of MEMX SubCo LLC dated September 5, 2019.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* None. MEMX SubCo LLC's sole member and managing member is MEMX Holdings LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Technologies LLC

1. *Name*: MEMX Technologies LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018

4. *Brief description of nature and extent of affiliation:* MEMX Technologies LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Technologies LLC is an entity formed for the purpose of holding intellectual property (such intellectual property originally may be developed or licensed by MEMX Technologies or developed by MEMX LLC or MEMX Holdings LLC and assigned to MEMX Technologies LLC).

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-5 is the Certificate of Formation of MEMX Technologies LLC dated October 3, 2018 and the Amended and Restated Certificate of Formation of MEMX Technologies LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-6 is the Amended and Restated Limited Liability Company Agreement of MEMX Technologies LLC dated February 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: MEMX Technologies LLC's sole member and managing member is MEMX Holdings LLC. Jonathan Kellner is the CEO of MEMX Technologies LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Execution Services LLC

1. *Name*: MEMX Execution Services LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 9, 2019

4. *Brief description of nature and extent of affiliation*: MEMX Holdings LLC owns 99.5% of MEMX Execution Services LLC, and 99.5% of MEMX LLC. In addition, MEMX Holdings owns 100% of MEMX SubCo LLC, which owns 0.5% MEMX Execution Services LLC.

5. *Brief description of business or functions*: MEMX Execution Services LLC will act as the routing broker for the exchange, MEMX LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-7 is the Certificate of Formation of MEMX Execution Services LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-8 is the First Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC dated May 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* The following persons are the directors of MEMX Execution Services LLC:

Name	Commencement Date	Termination Date
Jonathan Kellner	5/19/2020	
Lauren Strathman	5/19/2020	
Quito Zuba	5/19/2020	

The following persons are the officers of MEMX Execution Services LLC:

Title	Name	Commencement Date	Termination Date

Chief Executive Officer	Jonathan Kellner	5/7/2019	
Chief Compliance Officer	Lauren Strathman	10/1/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	
Controller and FINOP	Megan Sauerwine	2/18/2020	
Chief Financial Officer	Louise Curbishley	7/29/2020	
Head of Market Operations	Quito Zuba	7/29/2020	

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Digital Assets LLC

1. *Name*: MEMX Digital Assets LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Bermuda Limited Liability Company Act 2016, on March 10, 2022.

4. *Brief description of nature and extent of affiliation*: MEMX Digital Assets LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Digital Assets LLC is an entity formed to receive and provide financial market data.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-9 is the Certificate of Filing of MEMX Digital Assets LLC dated March 11, 2022.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-10 is the Limited Liability Company Agreement of MEMX Digital Assets LLC dated February 28, 2022.

MEMX LLC
Date of Filing/Accurate as of: June 28, 2022

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* MEMX Digital Assets LLC's sole member and manager is MEMX Holdings LLC.

Officers of MEMX Digital Assets LLC

The following persons are the officers of MEMX Digital Assets LLC:

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	3/10/2022	
Chief Financial Officer	Louise Curbishley	3/10/2022	
Secretary	Anders Franzon	3/10/2022	
Controller	Megan Sauerwine	3/10/2022	

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX LLC
Date of Filing/Accurate as of: June 28, 2022

EXHIBIT D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Attached as Exhibit D-1 are the unaudited financial statements of MEMX Holdings LLC for the fiscal year ending December 31, 2021.

Attached as Exhibit D-2 are the unaudited financial statements of MEMX SubCo LLC for the fiscal year ending December 31, 2021.

MEMX Execution Services LLC's financial statements have been omitted from Form 1 and are filed separately pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder.

MEMX Technologies LLC was not active and had not been funded as of December 31, 2021; thus, financial statements for this entity are not available.

MEMX Digital Assets LLC was not formed as of December 31, 2021; thus, financial statements for this entity are not available.

EXHIBIT D-1

Unaudited financial statements of MEMX Holdings LLC
for the fiscal year ending December 31, 2021

MEMX Holdings LLC (Stand-alone)
Statement of Financial Condition
December 31, 2021
Unaudited

Assets	
Cash and cash equivalents	$ 4,497,968
Restricted cash	481,206
Prepaid expenses	91,397
Due from parent	750
Due from subsidiary	2,043,085
Right of use assets, operating	4,479,047
Total Assets	**$ 11,593,453**
Liabilities and Members' Equity	
Liabilities:	
Accounts payable	5,827
Accrued expenses	15,726
Lease obligations, operating	5,013,218
Total Liabilities	**5,034,771**
Total Members' Equity	6,558,682
Total Liabilities and Members' Equity	**$ 11,593,453**

MEMX Holdings LLC (Stand-alone)
Statement of Income (Loss)
Year Ended December 31, 2021
Unaudited

Operating Expenses	
Compensation & benefits	$ 1,081,644
Professional fees and other services	269,316
Other expenses	213,545
Total Operating Expenses	**1,564,505**
Non-Operating	
Interest income	2,780
Total Non-Operating	**2,780**
Net Income (Loss)	**$ (1,561,725)**

<u>EXHIBIT D-2</u>

Unaudited financial statements of MEMX SubCo LLC
For the fiscal year ending December 31, 2021

MEMX SubCo LLC (Stand-alone)
Statement of Financial Condition
December 31, 2021
Unaudited

Assets		
	$	-
Total Assets	**$**	**-**
Liabilities and Member's Equity		
Liabilities:		
Accrued expenses		250
Due to parent		750
Due to subsidiary		9,681
Total Liabilities		**10,681**
Total Member's Equity		(10,681)
Total Liabilities and Member's Equity	**$**	**-**

MEMX SubCo LLC (Stand-alone)
Statement of Income (Loss)
Year Ended December 31, 2021
Unaudited

Operating Expenses		
Professional fees and other services	$	6,975
Other expenses		1,456
Total Operating Expenses		**8,431**
Net Income (Loss)	**$**	**(8,431)**

MEMX LLC
Date of Filing/Accurate as of: June 28, 2022

EXHIBIT I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached are the audited financial statements of MEMX LLC for the fiscal year ending December 31, 2021. MEMX LLC has no consolidated subsidiaries.

MEMX LLC

Financial Statements
Year Ended December 31, 2021

With Report of Independent Auditors

MEMX LLC
Year Ended December 31, 2021
Table of Contents

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Auditors

The Members and Board of Directors of
MEMX LLC

Opinion

We have audited the financial statements of MEMX LLC (the Company), which comprise the statement of financial condition as of December 31, 2021, and the related statements of income (loss), changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst & Young LLP

March 29, 2022

MEMX LLC
Statement of Financial Condition
December 31, 2021

Assets	
Cash and cash equivalents	$ 45,785,935
Restricted cash	3,000,299
Accounts receivable	17,461,355
Prepaid expenses	1,241,494
Due from affiliate	76,661
Property and equipment, net	11,349,754
Right of use assets, financed	6,071,938
Right of use assets, operating	3,066,311
Other assets	2,511,292
Total Assets	**$ 90,565,039**
Liabilities and Members' Equity	
Liabilities:	
Accounts payable	15,684,891
Accrued expenses	7,715,285
Accrued compensation	8,905,000
Due to parent	2,033,232
Lease obligations, financed	6,072,878
Lease obligations, operating	3,066,311
Total Liabilities	**43,477,597**
Members' Equity:	
Contributed capital	171,227,165
Retained earnings	(124,139,723)
Total Members' Equity	47,087,442
Total Liabilities and Members' Equity	**$ 90,565,039**

The accompanying notes are an integral part of these financial statements.

MEMX LLC
Statement of Income (Loss)
Year Ended December 31, 2021

Revenues	
Transaction fees	$ 199,940,518
Regulatory fees	13,536,235
Market data fees	16,049,350
Total Revenues	**229,526,103**
Cost of Revenues	
Transaction rebates	251,187,079
Regulatory fees	13,536,235
Total Cost of Revenues	**264,723,314**
Revenues less Cost of Revenues	**(35,197,211)**
Operating Expenses	
Compensation & benefits	23,053,032
Professional fees and other services	1,499,706
Regulatory & compliance expenses	1,137,635
Technology infrastructure	8,326,495
Exchange connectivity	2,439,035
Exchange market data	1,491,445
Facilities costs	709,344
Travel and promotional expenses	159,711
Depreciation and amortization	4,278,896
Other expenses	1,738,004
Total Operating Expenses	**44,833,303**
Non-Operating	
Interest income	1,905
Interest expense	(158,313)
Total Non-Operating	**(156,408)**
Net Income (Loss)	**$ (80,186,922)**

The accompanying notes are an integral part of these financial statements.

MEMX LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2021

	Contributed Capital	Retained Earnings	Total Members' Equity
Balance, January 1, 2021	$ 90,227,165	$ (43,952,801)	$ 46,274,364
Contributions	81,000,000	-	81,000,000
Net income (loss)	-	(80,186,922)	(80,186,922)
Balance, December 31, 2021	**$ 171,227,165**	**$ (124,139,723)**	**$ 47,087,442**

The accompanying notes are an integral part of these financial statements.

MEMX LLC
Statement of Cash Flows
Year Ended December 31, 2021

Cash Flows from Operating Activities		
Net income (loss)	$	(80,186,922)
Adjustments to reconcile net income (loss) to net cash flows from operating activities		
Depreciation and amortization expense		4,278,896
Provision for credit losses on notes receivable		1,572,738
Decrease (increase) in operating assets		
Accounts receivable		(12,534,638)
Prepaid expenses		359,059
Due from affiliate		24,774
Other assets		122,623
Increase (decrease) in operating liabilities		
Accounts payable		11,461,012
Accrued expenses		4,996,037
Accrued compensation		5,149,800
Due to parent		(695,941)
Net Cash Used in Operating Activities		**(65,452,562)**
Cash Flows from Investing Activities		
Acquisition of property & equipment		(3,580,312)
Issuance of notes receivable		(4,142,646)
Net Cash Used in Investing Activities		**(7,722,958)**
Cash Flows from Financing Activities		
Capital contributions received		81,000,000
Payment of financing lease obligations		(2,185,252)
Net Cash Provided by Financing Activities		**78,814,748**
Increase (decrease) in Cash, Cash Equivalents, and Restricted Cash		5,639,228
Cash, Cash Equivalents, and Restricted Cash, Beginning of Period		43,147,006
Cash, Cash Equivalents, and Restricted Cash, End of Period	**$**	**48,786,234**
Balances as of December 31, 2021:		
Cash and cash equivalents	$	45,785,935
Restricted cash		3,000,299
Total Cash, Cash equivalents and Restricted cash	**$**	**48,786,234**
Supplmental disclosure of cash transactions:		
Cash paid for interest	$	158,313
Cash paid for income taxes		-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

MEMX LLC (the "Company" or the "Exchange") was organized as a Delaware Limited Liability Company on October 3, 2018. The Company is a subsidiary of MEMX Holdings LLC ("MEMX Holdings") and MEMX SubCo LLC ("MEMX SubCo"), with 99.5% and 0.5% ownership interests, respectively. MEMX SubCo is a wholly owned subsidiary of MEMX Holdings.

The Company was established to create a member-owned equities exchange, focused on creating and promoting a fair, transparent, and efficient experience for all investors. The Exchange offers a simpler platform with features that benefit both retail and institutional investors. The Exchange received regulatory approval from the U.S. Securities and Exchange Commission ("SEC") on May 4, 2020 and launched on September 21, 2020. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO") and is therefore subject to oversight by the SEC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements include all accounts of the Company and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), following Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board ("FASB").

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosure of contingent amounts in the financial statements and accompanying notes. Management believes the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include cash held at banks and short-term, highly liquid investments which are readily convertible to cash, with original maturities of three months or less. Cash and cash equivalents are on deposit with multiple financial institutions. At times, balances may be in excess of federally insured limits. Management monitors the soundness of the financial institutions and believes the Company's risk is negligible. The Company has not experienced any losses in such accounts.

Restricted cash

Restricted cash includes amounts held in a letter of credit to collateralize the Company's finance leases for technology and office equipment.

Accounts receivable

Accounts receivable represent transaction and regulatory fees receivable from member firms as well as market data fees receivable. Amounts receivable from member firms and market data administrators are included in accounts receivable and are carried at cost. 100% of amounts receivable at December 31, 2021 were subsequently collected during January and February 2022. The related allowance was de minimis. Amounts owed to member firms are included in accounts payable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepaid expenses

Prepaid expenses consist primarily of software licenses which are amortized over their respective subscription periods.

Property and equipment, net

Property and equipment is recorded at cost and presented less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. In the case of leasehold improvements, the shorter of the original lease term or the useful life is utilized. The Company capitalizes costs of internally developed software incurred during the application development stage. These costs are amortized using the straight-line method over the estimated useful life of exchange infrastructure, generally five years.

The Company reviews remaining estimated useful lives of long lived assets at each balance sheet date and will make adjustments should circumstances indicate that such estimated useful lives have changed.

Leases

The Company determines if an arrangement contains a lease at inception. Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term and lease liabilities represent obligations to make lease payments. Lease ROU assets and liabilities are recognized at commencement date based on the net present value of lease payments over the lease term. The Company’s lease agreements may not provide an implicit rate. As a result, the Company will use an implied incremental borrowing rate based on its estimated credit rating and other available market information at lease commencement.

The lease ROU asset reflects any upfront lease payments made as well as lease incentives received. The lease terms may include options to extend or terminate the lease and these are factored into the determination of the ROU asset and lease liability at lease inception when and if it is reasonably certain that the Company will exercise that option.

The Company’s lease arrangements may contain lease and non-lease components. Non-lease components have been excluded from the Company’s calculations of its ROU assets and lease liabilities.

ROU assets are tested for impairment whenever changes in facts or circumstances indicate that the carrying amount of the asset may not be recoverable. No such impairment was recognized during the year ended December 31, 2021.

Other Assets

Other assets include promissory notes receivable related to the Consolidated Audit Trail (“CAT”). The CAT was formed to create a market-wide consolidated audit trail designed to improve regulators’ ability to monitor trading activity. Funding for the implementation of the CAT is provided by the SROs in exchange for promissory notes receivable. These promissory notes are expected to be repaid, in part, once an industry funding model is approved by the SEC and fees are collected by the SEC.

The Company recognizes an allowance for credit losses in other expenses when there are expected credit losses over the expected life of the financial instrument. See Note 6.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accrued bonuses

The Company has established target bonus agreements with various employees. The accrued bonuses totaled $8,905,000 at December 31, 2021. This balance reflects the actual payment disbursed in January 2022.

Members' equity

At December 31, 2021, 1,000 units of a single class were issued and outstanding. The Company's profits and losses are allocated to members in accordance with the percentage ownership interest and each member's liability is limited to their contribution. During the year, MEMX Holdings made capital contributions totaling $81,000,000 to the Company, of which $405,000 represented contributions from MEMX SubCo.

Revenue recognition

All revenue presented on the income statement is considered to be revenue from contracts with customers. The Company's significant revenue streams are described below.

Transaction Fees and Rebates - Transaction fees and rebates represent fees charged (or rebated) to members for meeting the point-in-time performance obligation of either executing a trade on the Exchange or routing an order for execution at another exchange. These fees and rebates can be variable based on trade volume tiered discounts. The rate charged as a fee or rebated to a client as an incentive, is based on the client trade volume and activity relative to established rate tiers or liquidity provision targets. Fees and rebates are calculated and billed monthly in accordance with the Exchange's published fee schedules and the prevailing client fee or rebate achieved.

Regulatory Fees - Pursuant to the Securities Exchange Act of 1934, as amended, Section 31 fees are assessed based on the notional value executed on each exchange and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. Regulatory fees are collected from members to cover the Section 31 fees charged by the SEC for meeting the point-in-time performance obligation of executing a trade on the Exchange. Regulatory fees are calculated and billed monthly. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. As the Exchange is responsible for the ultimate payment to the SEC, it is considered the principal in these transactions and therefore regulatory fees are recorded gross.

Market Data - Market data fees represent fees received from the U.S. tape plans. Fees collected from tape plan subscribers, net of plan costs, are allocated and distributed quarterly to plan participants according to their share of tape fees and considers both trading and quoting activity. Market data revenue is recognized monthly as the customer receives and consumes the benefit as the Exchange provides the data to meet its performance obligation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company is a limited liability company which is taxed as a partnership for U.S. tax purposes. No provision for applicable income taxes is made in the financial statements as the Company is treated as a pass-through entity for federal, state and local income taxes.

As of December 31, 2021, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, Income Taxes ("ASC 740"), and accordingly, management has concluded that no additional ASC 740 disclosures are required.

As of December 31, 2021, the Company's tax returns are subject to examination by tax authorities for the years 2019 and 2020.

Compensation and benefits

Compensation and benefits consist of the following for the year ended December 31, 2021:

Salaries	$	13,198,607
Bonuses		8,076,178
Other compensation & benefits		1,778,247
Total compensation & benefits	$	23,053,032

Professional fees and other services

Professional fees and other services consist primarily of advisory and consulting services. These include legal, audit, tax, and fundraising advisory services as well as marketing and talent acquisition services.

Technology infrastructure

Technology infrastructure consists primarily of expenses related to the development and maintenance of both our exchange and enterprise architecture. These include datacenter colocation, software, and technical consulting expenses.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2021:

Exchange infrastructure	$	9,439,140
Leasehold improvements		2,311,155
Furniture & equipment		710,713
Software		1,087,378
Website		405,359
Total cost of property and equipment	$	13,953,745
Accumulated depreciation		(2,603,991)
Property and equipment, net	$	11,349,754

During the year ended December 31, 2021, property and equipment depreciation expense of $1,606,169 and internally developed software amortization of $457,705 were charged to operations. At December 31, 2021, unamortized internally developed software costs totaled $3,711,583.

4. LEASES

Finance leases - The Company enters into finance leases for technology and office equipment ranging from three to five years. These leases include the option to extend for an additional term and a purchase option at market price at the end of the term. Interest expense under financing leases for the year ended December 31, 2021 was $158,313.

Operating leases – The Company has determined that certain of its vendor colocation arrangements contain operating leases. Such arrangements contain automatic renewals, subject to 30-90 day written notice periods for termination. Colocation lease expenses are recognized as incurred.

The following provides supplemental balance sheet information related to the Company's finance and operating leases at December 31, 2021:

	Finance Leases	Operating Leases
Assets:		
Lease assets	$ 6,071,938	$ 3,066,311
Liabilities:		
Current lease liabilities	$ 2,375,988	$ 820,291
Non-current lease liabilities	3,696,890	2,246,020
Total lease liabilities	$ 6,072,878	$ 3,066,311

The following summarizes the Company's lease costs for the year ended December 31, 2021:

Operating lease cost	$ 851,474
Finance lease cost:	
Amortization of right-of-use assets	$ 2,215,022
Interest on lease liabilities	158,313
Total Finance lease cost	$ 2,373,335

Supplemental weighted-average information related to leases was as follows:

Weighted-average remaining lease term (years):	
Finance leases	3.0
Operating leases	3.8
Weighted-average discount rate:	
Finance leases	2.25%
Operating leases	2.25%

As of December 31, 2021, future repayments of lease liabilities were as follows:

	Finance Leases	Operating Leases
2022	$ 2,488,194	$ 868,504
2023	1,808,073	885,874
2024	1,478,822	903,592
2025	482,178	691,247
2026	24,496	-
Thereafter	-	-
Total lease payments	6,281,763	3,349,217
Less imputed interest	208,885	282,906
Total	$ 6,072,878	$ 3,066,311

5. REVENUE

The following summarizes 2021 annual revenue by recognition pattern:

		Point-in-time		Over time
Revenues:				
Transaction fees	$	199,940,518	$	-
Regulatory fees		13,536,235		-
Market data fees		-		16,049,350
Total revenues	**$**	**213,476,753**	**$**	**16,049,350**
Cost of revenues:				
Transaction rebates		251,187,079		-
Regulatory fees		13,536,235		-
Total cost of revenues	**$**	**264,723,314**	**$**	**-**
Revenues less cost of revenues	**$**	**(51,246,561)**	**$**	**16,049,350**

During the year ended December 31, 2021 five trading members accounted for 62% of the Company's transaction fee revenues and 69% of the Company's transaction fee rebates.

6. CREDIT LOSSES

Current expected credit losses are estimated for notes receivable. The notes receivable are included within other assets and relate to the CAT. See Note 2.

As of December 31, 2021, the Company has provided approximately $4.1 million of funding to the CAT in the form of promissory notes receivable. During the second half of 2021, an industry funding model was proposed which suggests recoverability of 75%-85%. The Company has recorded a full allowance against promissory notes issued prior to the funding proposal and a 25% allowance against those issued subsequently. Provisions for credit losses are included in other expenses.

During the year ended December 31, 2021, the Company recorded an allowance against notes receivable of approximately $1.6 million. Other assets included approximately $2.5 million of net promissory notes receivable at December 31, 2021.

7. COMMITMENTS AND CONTINGENCIES

The Company has lease arrangements for technology, office equipment, and certain colocation arrangements that expire at various dates through 2030. See Note 4 for details of lease related assets, liabilities, and expenses.

From time to time, the Company may become involved in legal matters relating to claims arising in the ordinary course of business. There are currently no such matters pending that management believes could have a material effect on results of operations, cash flows, or financial condition.

8. RELATED PARTY TRANSACTIONS

The Company holds approximately $5,784,000 of its cash and cash equivalents balance in checking and saving accounts at an affiliate of one of the equity members of MEMX Holdings. Additionally, its restricted cash balance is held at the same institution. There was no interest earned during the year ended December 31, 2021.

Certain equity members of MEMX Holdings, or affiliates of such equity members, are also trading members of the Exchange. During the year ended December 31, 2021, such equity members or their affiliates accounted for 62% of the Company's transaction fee revenues and 50% of the Company's transaction fee rebates.

The Company is party to an intercompany agreement with MEMX Holdings, whereby MEMX Holdings shall guarantee adequate funding for the Company's operations. In accordance with the agreement, the Company shall receive all member and market data fees and, at its discretion, shall remit to MEMX Holdings any excess non-regulatory funds. To date, no such distributions to MEMX Holdings have been made.

The Company is party to an expense sharing arrangement with MEMX Holdings and an affiliated routing broker-dealer, MEMX Execution Services LLC ("MEMX ExS"), whereby direct routing revenues are paid to and support services and certain operating expenses are allocated to MEMX ExS. Additionally, the Company may pay vendors for direct expenses on behalf of MEMX Holdings and MEMX ExS.

At December 31, 2021, amounts due from affiliate include direct revenues of $106,631, offset by allocated expenses of $26,998 and direct expenses paid on behalf of MEMX ExS of $156,294. At December 31, 2021 amounts due to parent include $3,000,000 paid by MEMX Holdings to collateralize the Company's letter of credit, offset by expenses paid on behalf of MEMX Holdings of $966,768. The Company regularly reduces the amount due to parent by paying vendors on behalf of MEMX Holdings.

9. SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures or adjustments or both resulting from subsequent events from the date of the financial statements through March 29, 2022, the issuing date of the financial statements. Other than the events described below, the Company determined that there were no additional subsequent events that require disclosure or adjustment.

During February 2022, a CAT industry funding model was proposed which suggested promissory note recoverability of approximately 67%. Management believes its accumulated allowance against notes receivable is fairly stated and continues to monitor industry funding model proposals.

The conflict between Russia and Ukraine and subsequent political, regulatory, market and economic developments have increased volatility in the financial markets. To the extent that increased volumes in the market continue, such volumes may have an impact on the business.

MEMX LLC
Date of Filing/Accurate as of: June 28, 2022

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

<u>Directors of MEMX LLC</u>

The Exchange Board will be composed of at least 10 directors. The Board shall consist of the Chief Executive Officer of the Exchange, and sufficient numbers of (A) Non-Industry Directors (including Independent Directors), (B) Industry Directors (including Investor Directors) and (C) Member Representative Directors (which shall not include Investor Directors) to meet the following composition requirements:

(A) the number of Non-Industry Directors, including at least two (2) Independent Directors, shall equal or exceed the sum of the number of Industry Directors (including Investor Directors) and Member Representative Directors (which shall not include Investor Directors);

(B) at least two (2) of the Non-Industry Directors shall also qualify as Independent Directors;

(C) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker, or a dealer; and

(D) the number of Member Representative Directors (which shall not include Investor Directors) shall be at least twenty percent (20%) of the Board.

The following persons are directors of MEMX LLC:

Name	Classification	Commencement Date	Title/Business
Erica Attonito	Member Representative	May 19, 2020	Head of Sales, Business Development Hudson River Trading

MEMX LLC
Date of Filing/Accurate as of: June 28, 2022

Jennifer Hadiaris	Member Representative	May 19, 2020	Managing Director, Head of Global Market Structure, Cowen
Jonathan Kellner	Industry/ CEO	May 19, 2020	CEO, MEMX
(Vacant)	Industry/ Investor		
Deana Korby	Non-Industry/ Independent	May 19, 2020	Vice President Finance, Investor Relations, IBM Corporation
Matthew Brennan	Industry/ Investor	December 4, 2020	Head of U.S. ETF Secondary Market Trading, BlackRock
Montes Piard	Non-Industry/ Independent	May 19, 2020	Vice President/Global Controller – Finance/Accounting, General Atlantic
Crystal Reilly	Non-Industry/ Independent	May 19, 2020	Former Chief Corporate Compliance Officer, Bats Global Markets
Hal Scott	Non-Industry/ Independent	May 19, 2020	Emeritus Nomura Professor of International Financial Systems, Harvard Law School
Amy Wong	Non-Industry/ Independent	May 19, 2020	Former Chief Operating Officer, PDT Partners

The following persons have served as directors of MEMX LLC but no longer serve on the Board:

Name	**Classification**	**Commencement Date - Termination Date**	**Title/Business**
JJ Kinahan	Industry/ Investor	May 19, 2020 – April 12, 2022	Managing Director, Chief Market Strategist, TD Ameritrade

MEMX LLC
Date of Filing/Accurate as of: June 28, 2022

Officers of MEMX LLC

Officers shall serve until their successors are appointed by the Board in accordance with the Exchange LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors. The current officers of the Exchange are listed below.

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	2/27/2019	
Chief Financial Officer	Louise Curbishley	11/25/2019	
Chief Operating Officer	Thomas Fay	6/3/2019	
Chief Regulatory Officer	Scott Palmer	11/18/2019	
Chief Technology Officer	Dominick Paniscotti	6/3/2019	
Chief People Officer	Lindsay Gilliam	7/1/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	
Chief Information Security Officer	Jamie Voto	3/30/2020	

Committees of MEMX LLC

The Exchange's current committees are listed below.

Appeals Committee of MEMX LLC

Name	Classification	Commencement Date	Title/Business
Jennifer Hadiaris	Member Representative	August 11, 2020	Managing Director, Head of Global Market Structure, Cowen
Deana Korby	Non-Industry/ Independent	August 11, 2020	Vice President Finance, Investor Relations, IBM Corporation
Montes Piard	Non-Industry/ Independent	August 11, 2020	Vice President/Global Controller – Finance/Accounting, General Atlantic

MEMX LLC
Date of Filing/Accurate as of: June 28, 2022

Nominating Committee

Name	Classification	Commencement Date	Title/Business
Dan Weingarten	Industry	May 19, 2020	Chief Operating Officer, T3 Trading Group, LLC
Diana Didia	Non-Industry/ Independent	May 19, 2020	Chief Information and Innovation Officer, AAA-ICDR
Kenneth Grossfield	Non-Industry/ Independent	May 19, 2020	Chief Administration Officer and GC, Strategic Investment Group

Member Nominating Committee

Name	Classification	Commencement Date	Title/Business
Heidi Fischer	Member Representative	July 26, 2021	Managing Director, Instinet
Brian Suth	Member Representative	May 19, 2020	Head of Electronic Trading, Evercore
Rich Steiner	Member Representative	May 19, 2020	Head of Client Advisory and Market Innovation, RBC

The following persons have served as members of the Member Nominating Committee but no longer serve on the Member Nominating Committee:

Name	Classification	Commencement Date - Termination Date	Title/Business
Dan Weingarten	Member Representative	May 19, 2020 – July 26, 2021	Head of Electronic Execution Services, Clear Street

Regulatory Oversight Committee

Name	Classification	Commencement Date	Title/Business

MEMX LLC
Date of Filing/Accurate as of: June 28, 2022

Crystal Reilly	Non-Industry/ Independent	June 11, 2020	Former Chief Corporate Compliance Officer, Bats Global Markets
Amy Wong	Non-Industry/ Independent	June 11, 2020	Former Chief Operating Officer, PDT Partners
Hal Scott	Non-Industry/ Independent	June 11, 2020	Emeritus Nomura Professor of International Financial Systems, Harvard Law School